UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check one):  |_| Form 10-K    |_| Form 20-F    |_| Form 11-K    |X| Form 10-Q
              |_| Form  N-SAR  |_| Form N-CSR

         For Period Ended: March 31, 2004
                          ----------------------
         |_| Transition Report on Form 10-K
         |_| Transition  Report on Form 20-F
         |_| Transition  Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Southwest Royalties Institutional Income Fund IX-B, L.P.
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Full Name of Registrant


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Former Name if Applicable


407 North Big Spring, Suite 300
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Address of Principal Executive Office (Street and Number)


Midland, TX 79701
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)     The reason  described  in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable effort or expense
   |X|      (b)     The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                    and
            (c)     The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Southwest Royalties, Inc., the Managing General Partner of the Partnership (the "Managing General Partner"), has executed an Agreement and Plan of Merger dated May 3, 2004 by and among Clayton Williams Energy, Inc., CWEI-SWR, Inc. and the Managing General Partner pursuant to which the Managing General Partner will have a change in control (the "Merger"). Because of the pending Merger, which is anticipated to be consummated on or before May 21, 2004, and because the Managing General Partner is responsible for preparing 20 Quarterly Reports on Form 10-Q for all the limited partnerships it manages, it cannot timely file the Partnership's Quarterly Report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Lisa Hailes                         (432)              686-9927
     ---------------------------           -------------      ------------------
             (Name)                         (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.

                      |_|Yes                    |X|No

     Form 10-K
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      |_|Yes                    |X|No

     If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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            Southwest Royalties Institutional Income Fund IX-B, L.P.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 13, 2004                     Southwest Royalties, Inc.
     -------------------                The Managing General Partner

                                        By: /s/ H.H. Wommack, III
                                            ------------------------------------
                                            H.H. Wommack, III
                                            Chairman of the Board, President and
                                            Chief Executive Officer